Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 16 2007
WASH. D.C.
186

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07020363

Our Ref: LB/CS/24/3

Your Ref: 82-2782

SUPPL

10 January 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of stock exchange announcements issued on behalf of Kelda Group plc from 22 to 28 December 2006, as follows:

- Notification of Major Interest In Shares – Barclays Plc
- Directors / Shareholding

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	15:57 28-Dec-06
Number	PRNUK-2812

KeldaGroup

Kelda Group plc today announced that options over 528,211 Ordinary shares of 15 5/9 pence exercisable at 741.0 pence per share were granted on 28 December 2006 in accordance with the Company's sharesave scheme. The options will be exercisable normally between 2010 and 2012.

Included within the above figures, options over 1,020 shares were granted to Mr M G Towers, a Director of the Company.

Further information can be obtained from:

Philip Hudson

Group Company Secretary

Telephone: 01274 804110

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	10:30 22-Dec-06
Number	PRNUK-2212

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland A/c 427079	49,274
Bank of New York	25,179
BBHISL Nominees Ltd HGB0125 A/c 00068640801	7,100
BNP Paribas	53,458
Barclays Capital Nominees Limited	319,667
Barclays Capital Nominees Limited	25,000
Barclays Global Investors Canada	28,841
Barclays Trust Co DMC69	540
Barclays Trust Co R69	20,197
Chase Nominees Ltd A/c 16376	177,090
Chase Nominees Ltd A/c 20947	2,033,048
Chase Nominees Ltd A/c 21359	214,177
Chase Nominees Ltd A/c 28270	113,859

CIBC Mellon Global Securities	38,406
Durlacher Nominees Ltd	71,459
Gerrard Nominees Limited A/c 607486	600
Greig Middleton Nominees Limited (GM1)	16,250
Investors Bank and Trust Co.	151,496
Investors Bank and Trust Co.	5,538,755
JP Morgan (BGI Custody) A/c 16331	107,775
JP Morgan (BGI Custody) A/c 16338	21,016
JP Morgan (BGI Custody) A/c 16341	253,228
JP Morgan (BGI Custody) A/c 16342	47,738
JP Morgan (BGI Custody) A/c 16344	16,966
JP Morgan (BGI Custody) A/c 16345	41,798
JP Morgan (BGI Custody) A/c 16400	2,617,760
JP Morgan (BGI Custody) A/c 18409	331,384
JPMorgan Chase Bank	12,244
JPMorgan Chase Bank	306,465
JPMorgan Chase Bank	416,641
JPMorgan Chase Bank	31,288
Mellon Trust of New England	50,773
Mellon Trust - US Custodian /	102,095
Mitsui Asset	6,371
Northern Trust Bank - BGI SEPA	238,072
R C Greig Nominees Limited	116,186
R C Greig Nominees Limited A/c GP1	4,956
R C Greig Nominees Limited A/c SA1	2,950
R C Greig Nominees Limited A/c AK1	23,410
R C Greig Nominees Limited A/c BL1	2,640
State Street Bank & Trust - WI	164,092
State Street Boston	270,021
State Street Trust of Canada -	91,725

The Northern Trust Company - U	63,807
Trust & Custody Services Bank	2,164
Zeban Nominees Limited	2,306

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
N/A	N/A	22,607,480	6.30%

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	Not Disclosed	22 December 2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
14,230,267	3.96%

14. Any additional information

15. Name of contact and telephone number for queries

Philip Hudson 01274 804110

16. Name and signature of authorised company official responsible for making this notification

Lesley bryenton

Date of notification:22 December2006

END

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